Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$46,000,020.24	$1,807.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $532,804.62 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $1,807.80 is offset against the registration fee due for this offering and of which $530,996.82 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT to Prospectus Supplement dated January 9, 2008 to Prospectus Supplement dated May 30, 2006 and Prospectus dated May 30, 2006	Registration Statement No. 333-134553 Dated August 1, 2008 Rule 424(b)(2)

1,752,048 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

12.12% Yield Enhanced Equity Linked Debt Securities (“YEELDS”) Due September 11, 2009

Performance Linked to ABB Ltd (“ABB”) American Depositary Shares

Because these notes are part of a series of Lehman Brothers Holdings Inc.’s debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated January 9, 2008 (the “YEELDS prospectus supplement”) should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

•	Index stock issuer: ABB Ltd. ABB Ltd is not involved in this offering and has no obligation with respect to the notes.
•	Index stock: The American Depositary Shares of the index stock issuer listed on the NYSE under the symbol ABB.
•	Principal amount: $26.255 per YEELDS, and, in the aggregate, $46,000,020.24.
•

Stated maturity date: September 11, 2009, subject to postponement if the valuation date is postponed. If the stated maturity date is not a business day, any payment required to be made on the stated maturity date will instead be made on the next business day, with the same effect as if paid on the scheduled stated maturity date, as described on page S-17 of the MTN prospectus supplement.

•

Valuation date: September 3, 2009, subject to postponement in the event that as described under “Postponement of the valuation date because of a market disruption event”. In the event of any such postponement, the stated maturity date will be postponed by a number of days equal to the number of days the valuation date is postponed.

•	Determination period: Five business days.
•	Coupon rate: 12.12% per annum.
•	Coupon payment dates: Monthly, on the 11th calendar day of each month, beginning September 11, 2008 and ending on the stated maturity date.
•	Coupon record dates: 15 calendar days prior to each coupon payment date.
•

Initial value: $26.255, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings Inc. has paid to hedge Lehman Brothers Holdings Inc.’s obligations under the notes.

•	Equity cap price: $30.19325, which is 115.00% of the initial value.
•

Maturity payment options: On the stated maturity date, Lehman Brothers Holdings Inc. (the “issuer”) will pay either in cash the cash settlement amount or, if the issuer has so elected, in shares of the index stock the stock settlement amount, plus in either case, any accrued but unpaid interest payments. If the issuer elects to settle in shares, the trustee must be notified by the issuer by written notice no later than the valuation date.

•

Stock settlement amount: For each YEELDS, a number of shares of the index stock having a value, as determined by the calculation agent by reference to the volume weighted average price of the index stock on the valuation date, equal to the cash settlement amount. Should the calculations above result in residual fractional shares, such residual fractional shares shall be paid in cash calculated as the residual fractional number of shares multiplied by the volume weighted average price on the valuation date.

•

Postponement of the valuation date because of a market disruption event: If a market disruption event occurs on the scheduled valuation date, as set forth in this document, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed to be the valuation date and (b) the calculation agent shall determine the volume weighted average price of the index stock for that eighth scheduled trading day, based upon its good faith estimate of the volume weighted average price on such day.

•	Cash settlement amount: On the stated maturity date, Lehman Brothers Holdings Inc. will pay you, per YEELDS, the lesser of:
(1)	the settlement value; and
(2)	$30.19325
•	Settlement value: The adjusted volume weighted average price on the valuation date of the index stock.
•	Adjusted volume weighted average price: The adjusted volume weighted average price of the index stock on any trading day is the sum of:
(1)	the volume weighted average price on such trading day multiplied by the multiplier on such trading day (as described in the YEELDS prospectus supplement in “Adjustments to multipliers and to securities included in the calculation of the settlement value”); and
(2)	its dividend adjustment amount as of such trading day.
•

Multiplier: The multiplier will initially be 1.0, subject to adjustment as described in the YEELDS prospectus supplement in “Adjustments to multipliers and to securities included in the calculation of the settlement value.”

•

Volume weighted average price: The volume weighted average price per share of the index stock on any trading day means such price as displayed on Bloomberg page ABB<EQUITY>AQR in respect to the period from 9:30 a.m. to 4:00 p.m. New York City time on such trading day. Adjustments to the volume weighted average price will occur if ABB Ltd changes the amount of the cash dividends it pays on its American Depositary Shares during the term of the YEELDS.

•

Dividend adjustment amount: The dividend adjustment amount as of any scheduled trading day will be calculated as the difference between the actual aggregate dividend and the expected aggregate dividend, in each case as of such scheduled trading day, which difference may be positive, zero or negative.

•	Actual aggregate dividend: With respect to any scheduled trading day, the actual aggregate dividend will be calculated as follows:
•

if ex-dividend dates occur within the period from but excluding August 1, 2008 to and including such scheduled trading day, the actual aggregate dividend shall be the sum of cash dividends declared per share of the index stock on all such ex-dividend dates;

•	if no ex-dividend dates occur within the period from but excluding August 1, 2008 to and including such scheduled trading day, the actual aggregate dividend shall be zero.
•

Expected aggregate dividend: With respect to any scheduled trading day, the expected aggregate dividend shall be calculated as the sum of expected dividend amounts corresponding to all expected ex-dividend dates within the period from but excluding August 1, 2008 to and including such scheduled trading day.

•	Expected Dividend Schedule:

Expected Ex-Dividend Date	Expected Dividend Amount (per share)
May 5, 2009	$0.4525
•	Denominations: $26.255 and integral multiples thereof.
•	Listing: The YEELDS will not be listed on any exchange.
•	CUSIP: 52523J297
•	ISIN: US52523J2978

Investing in the notes involves risks. Risk Factors begin on page SS-8 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per YEELDS	Total
Public offering price (1)	$26.255	$46,000,020.24
Underwriting discount (2)	$0.00	$0.00
Proceeds to Lehman Brothers Holdings Inc.	$26.255	$46,000,020.24

(1)	The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates,

which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)	Lehman Brothers Inc. and/or an affiliate may earn income as a result of payments pursuant to the hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about August 8, 2008.

LEHMAN BROTHERS

August 1, 2008

“YEELDS” is a registered trademark of Lehman Brothers Inc.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement and the YEELDS prospectus supplement relating to our Series I medium-term notes of which the YEELDS are a part. Buyers should rely upon the base prospectus, the MTN prospectus supplement, the YEELDS prospectus supplement, this pricing supplement, any other relevant terms supplement and any relevant free writing prospectus for complete details. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede the YEELDS prospectus supplement, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying YEELDS prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the YEELDS. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	YEELDS prospectus supplement dated January 9, 2008:

http://www.sec.gov/Archives/edgar/data/806085/000119312508003981/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date, assuming the YEELDS are settled in cash at maturity. In each of these examples, it is assumed that actual aggregate dividends of the index stock equal the expected aggregate dividends as of the valuation date.

Example 1. Assuming the settlement value is $22.00:

As a result, because the settlement value of $22.00 is less than the equity cap price of $30.19325, on the stated maturity date, you would receive $22.00 per YEELDS, plus any accrued but unpaid coupon payments.

Example 2. Assuming the settlement value is $28.00:

As a result, because the settlement value of $28.00 is less than the equity cap price of $30.19325, on the stated maturity date, you would receive $28.00 per YEELDS, plus any accrued but unpaid coupon payments.

Example 3. Assuming the settlement value is $34.00:

As a result, because the equity cap price of $30.19325 is less than the settlement value of $34.00, on the stated maturity date, you would receive $30.19325 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above or that ABB Ltd changes the amount of the cash dividends it pays on the index stock during the term of the YEELDS, the results indicated above would be different.

INDEX STOCK ISSUER AND INDEX STOCK

ABB Ltd

Lehman Brothers Holdings has obtained the following information regarding ABB Ltd from ABB Ltd’s reports filed with the SEC.

ABB Ltd has stated that it is a global provider of power and automation technologies whose purpose is to enable utility and industry customers to improve performance while lowering environmental impact. The company serves electric, gas and water utilities, as well as industrial and commercial customers, with a broad range of products, systems and services for power transmission, distribution and power plant automation. ABB Ltd also delivers automation systems for measurement, control, motion, protection and plant optimization across a full range of industries.

The index stock is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website described under “Where You Can Find More Information” on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Historical information about the index stock

The index stock is listed on The New York Stock Exchange under the symbol “ABB”.

The following table presents the high and low closing prices for the index stock, as reported on The New York Stock Exchange during each fiscal quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2005, 2006, 2007 and 2008 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings Inc. cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

	High	Low	Period End
2005
First Quarter	$6.52	$5.42	$6.20
Second Quarter	$7.01	$6.10	$6.47
Third Quarter	$7.70	$6.25	$7.36
Fourth Quarter	$9.79	$6.96	$9.72

2006
First Quarter	$12.63	$10.19	$12.55
Second Quarter	$14.74	$10.29	$12.96
Third Quarter	$13.70	$11.49	$13.18
Fourth Quarter	$17.98	$13.16	$17.98

2007
First Quarter	$19.13	$15.96	$17.18
Second Quarter	$22.60	$17.28	$22.60
Third Quarter	$26.23	$21.28	$26.23
Fourth Quarter	$31.81	$26.06	$28.80

2008
First Quarter	$28.64	$22.93	$26.92
Second Quarter	$32.95	$26.38	$28.32
Third Quarter (through August 1, 2008)	$28.69	$25.79	$25.79

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and is settled in cash on the stated maturity date, and (b) it is assumed that actual aggregate dividends of the index stock equals the expected aggregate dividends as of the valuation date:

•	the percentage change from the issue price to the hypothetical settlement value on the valuation date;

•	the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

•	the hypothetical total amount payable per YEELDS on the stated maturity date;

•	the hypothetical total annualized yield on the YEELDS on the stated maturity date; and

•	the hypothetical total annualized yield from direct ownership of the index stock.

Hypothetical settlement value on the valuation date	Percentage difference between the issue price to the hypothetical settlement value on the valuation date	Total coupon payments paid or payable on or before the stated maturity date per YEELDS	Hypothetical total amount payable per YEELDS on the stated maturity date (1)	Hypothetical total annualized yield on the YEELDS on the stated maturity date per YEELDS (2)	Hypothetical total annualized yield from direct ownership of index stock
$15.7530	-40%	$3.4738	$15.75300	-26.50%	-35.72%
$21.0040	-20%	$3.4738	$21.00400	-6.60%	-16.88%
$23.6295	-10%	$3.4738	$23.62950	3.10%	-7.61%
$26.2550	0%	$3.4738	$26.25500	12.80%	1.58%
$28.8805	10%	$3.4738	$28.88050	22.40%	10.69%
$31.5060	20%	$3.4738	$30.19325	27.10%	19.73%
$32.8188	25%	$3.4738	$30.19325	27.10%	24.23%
$36.7570	40%	$3.4738	$30.19325	27.10%	37.63%
$42.0080	60%	$3.4738	$30.19325	27.10%	55.33%
$47.2590	80%	$3.4738	$30.19325	27.10%	72.83%
$52.5100	100%	$3.4738	$30.19325	27.10%	90.18%

(1)	Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)	The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings Inc. or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Holders. Lehman Brothers Holdings Inc. intends to treat, and by purchasing a YEELDS, for all tax purposes, you agree to treat, a YEELDS as a financial contract, rather than as a debt instrument.

There is no direct authority addressing the treatment of the coupon payments under current law, and such treatment is unclear. Such coupon payments will not constitute interest income for United States federal income tax purposes, but may in whole or in part constitute other periodic income payments to you when received or accrued, in accordance with your regular method of tax accounting. To the extent Lehman Brothers Holdings Inc. is required to file information returns with respect to the coupon payments, it intends to report such payments as ordinary income to you. You should consult your own tax advisor concerning the treatment of the coupon payments, including the possibility that any such payment may be treated in whole or in part for United States federal income tax purposes as interest, a payment analogous to an option premium, a purchase price adjustment or rebate rather than being includible in income as other periodic income on a current basis. The treatment of the coupon payments could affect your tax basis in the YEELDS or your amount realized upon the sale, exchange or other disposition of the YEELDS or upon settlement or maturity of the YEELDS.

Upon the receipt of cash on the stated maturity date of the YEELDS in connection with a cash settlement at maturity of a YEELDS, you will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received (other than amounts representing accrued but unpaid coupon payments) differs from your tax basis in the YEELDS. Your tax basis in the YEELDS generally will equal the amount you paid to acquire the YEELDS. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, Lehman Brothers Holdings Inc. intends to report any such gain or loss to the Internal Revenue Service in a manner consistent with the treatment of that gain or loss as capital gain or loss. If that gain or loss is treated as capital gain or loss, then any such gain or loss will generally be long-term capital gain or loss if you have held the YEELDS for more than one year as of the stated maturity date. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to certain limitations. Coupon payments, if any, received by you, but not includible in your income, should reduce your tax basis in the YEELDS.

In the event that the stock settlement amount is received on the stated maturity date, although the matter is not free from doubt, Lehman Brothers Holdings Inc. intends to take the position that you generally will not recognize gain or loss upon the receipt of American Depositary Shares of ABB Ltd. However, you will be required to recognize gain or loss with respect to any cash received in lieu of fractional American Depositary Shares of ABB Ltd. The amount of that gain or loss will be equal to the difference, if any, between the amount of cash received and the portion of your tax basis in the YEELDS that is allocable to those fractional American Depositary Shares of ABB Ltd. Any such gain or loss will be treated as short-term capital gain or loss. You will have a tax basis in the American Depositary Shares of ABB Ltd equal to your tax basis in your YEELDS (less the portion of such tax basis that is allocable to any fractional American Depositary Shares of ABB Ltd), and your holding period for American Depositary Shares of ABB Ltd will begin on the day immediately following the day you acquire such American Depositary Shares of ABB Ltd.

Upon a sale, exchange or other disposition of a YEELDS prior to the stated maturity date, you will recognize gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the YEELDS. Any such gain or loss will be treated as capital gain or loss. If you have held the YEELDS for more than one year as of the date of such sale, exchange, or other disposition, any such capital gain or loss will generally be long-term capital gain or loss. If you are an individual, long-term capital gains will be subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

We will not attempt to ascertain whether ABB Ltd would be treated as a “passive foreign investment company” (a “PFIC”), within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”). In the event that ABB Ltd were treated as a PFIC, certain adverse United States federal income tax consequences might apply. You should refer to information filed with the SEC by ABB Ltd and consult your tax advisor regarding the possible consequences to you if ABB Ltd is or becomes a PFIC

Alternative Characterizations. There can be no assurance that the Internal Revenue Service will agree with the foregoing treatment of the YEELDS, and it is possible that the Internal Revenue Service could assert another treatment and a court could agree with such assertion.

Recent Tax Law Developments. On December 7, 2007, the Internal Revenue Service released a Notice indicating that the Internal Revenue Service and the Treasury Department are considering and seeking comments as to whether holders of instruments similar to the YEELDS should be required to accrue income on a current basis over the term of the YEELDS, regardless of whether any payments are made prior to maturity. In addition, the Notice provides that the Internal Revenue Service and the Treasury Department are considering related issues, including, among other things, whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset, and whether such instruments should be subject to the special “constructive ownership rules” contained in Section 1260 of the Code. It is not possible to predict what changes, if any, will be adopted, or when they will take effect. Any such changes could affect the amount, timing and character of income, gain or loss in respect of the YEELDS, possibly with retroactive effect. Holders are urged to consult their tax advisors concerning the impact of the Notice on their investment in the YEELDS. Subject to future developments with respect to the foregoing, Lehman Brothers Holdings Inc. intends to continue to treat the YEELDS for U.S. federal income tax purposes in accordance with the treatment described in the accompanying YEELDS prospectus supplement under the headings “Summary Information – Q&A,” “Risk Factors” and “United States Federal Income Tax Consequences.”

See “United States Federal Income Tax Consequences” in the accompanying YEELDS prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings Inc. has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings Inc. expects to deliver the YEELDS against payment on or about August 8, 2008, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings Inc. or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings Inc.’s other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

1,752,048 YEELDS®

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

12.12% Yield Enhanced Equity Linked Debt Securities

Due September 11, 2009

Performance Linked to ABB Ltd (“ABB”) American

Depositary Shares

PRICING SUPPLEMENT

AUGUST 1, 2008

(INCLUDING PROSPECTUS SUPPLEMENT

DATED JANUARY 9, 2008

PROSPECTUS SUPPLEMENT

DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS